EXHIBIT 99.1

Top Ships Inc. Announces Credit Committee Approval for the Financing of its Last Newbuilding Vessel and Fully Funded Status

ATHENS, Greece, Feb. 02, 2022 (GLOBE NEWSWIRE) -- TOP Ships Inc. (the “Company”), an international owner and operator of modern, fuel efficient "ECO" tanker vessels, announced today that it has obtained credit committee approval from a major international financier for the financing, via a sale and leaseback agreement, of up to 80% of the shipbuilding cost of the Suezmax tanker vessel M/T Eco Oceano CA currently under construction at Hyundai Samho Heavy Industries Co., Ltd. in South Korea.

The company had previously announced that it had entered into a non-binding termsheet and disclosed the main terms of the financing while awaiting credit committee approval.

The financing is only subject to the agreement and the execution of customary legal documentation following which the Company’s remaining newbuilding program will be fully funded.

About TOP Ships Inc.

TOP Ships Inc. is an international ship-owning company.

For more information about TOP Ships Inc., visit its website: www.topships.org.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect” “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

Contact:

Alexandros Tsirikos
Chief Financial Officer
TOP Ships Inc.
Tel: +30 210 812 8107
Email: atsirikos@topships.org